UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FOXO Technologies Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

351471305

Cusip Number

Rennova Health, Inc.

400 S. Australian Avenue

Suite 800

West Palm Beach, Florida 33401

Attn: Seamus Lagan

(561) 855-1626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 10, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d –1(f) or 240.13d – 1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 351471305
Schedule 13D

1.	NAMES OF REPORTING PERSONS Rennova Health, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,023,629
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,023,629
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,023,629
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.51%[1]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1 Based on 13,631,554 shares of Class A Common Stock issued and outstanding on August 19, 2024 as reported on FOXO Technologies Inc.’s Quarterly Report on Form 10-Q for the Three Months Ended June 30, 2024.

CUSIP No. 351471305
Schedule 13D

Item 1. Security and Issuer

This Amendment No.1 to Schedule 13D amends the Schedule 13D dated July 17, 2024, with respect to the Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of FOXO Technologies Inc., a Delaware corporation (the “Issuer”). Except as expressly amended below, the Schedule 13D, dated July 17, 2024, remains in effect.

Item 4. Purpose of Transaction

On June 10, 2024, Rennova Health, Inc. (“Rennova”) and its subsidiary Rennova Community Health, Inc. (“RCHI”), entered into a Stock Exchange Agreement (the “RCHI Agreement”) with the Issuer. Pursuant to the RCHI Agreement, Rennova’s equity interest in RCHI (which predominantly consists of Rennova’s critical access hospital, d/b/a as Big South Fork Medical Center) was to be exchanged for $20 million of convertible preferred stock (the “FOXO Preferred Stock”) in the Issuer (subject to certain adjustments). Closing of the RCHI Agreement was subject to a number of conditions, including approval by the stockholders of each of Rennova and the Issuer. As part of its stockholder approval of the RCHI Agreement, the Issuer agreed to seek stockholder approval to expand its Board of Directors to five members and that five persons proposed by Rennova (which would include two Issuer directors) be elected as directors of the Issuer and that all other directors of the Issuer be deemed to have been removed.

On September 10, 2024, the parties to the RCHI Agreement entered into an Amended and Restated Stock Exchange Agreement (the “Amendment”) which revised the consideration payable to Rennova from shares of FOXO Preferred Stock to $100. In addition, RCHI issued to Rennova a senior secured note in the principal amount of $22,000,000 (subject to adjustment) (the “RCHI Note”). The RCHI Note matures on September 10, 2026 and accrues interest on any outstanding principal amount at the rate of 8% per annum for the first six months, increasing to 12% per annum thereafter. Upon an event of default, the interest rate shall increase to 20% per annum. The RCHI Note requires principal repayments equal to 10% of the free cash flow (net cash from operations less capital expenditures) from RCHI and its subsidiary Scott County Community Hospital, Inc. (“Scott County”). The RCHI Note will be reduced by payment of 25% of any net proceeds from sales of equity or assets by the Issuer.

The RCHI Note is guaranteed by the Issuer and Scott County, pursuant to the terms of a Guaranty Agreement (the “Guaranty”). The RCHI Note is also secured by the assets of RCHI and Scott County pursuant to a Security and Pledge Agreement (the “RCHI Pledge Agreement”) and by the “Collateral” owned by the Issuer as provided in the Security and Pledge Agreement with the Issuer (the “FOXO Pledge Agreement”). The Amendment also provides that Rennova may at any time request that the Issuer seek approval of its shareholders of the issuance of Class A Common Stock upon conversion in full of the shares of FOXO Series A Preferred Stock issuable upon exchange of the RCHI Note. At any time after receipt of such approval, Rennova shall have the option to exchange, in whole or in part, the RCHI Note for shares of FOXO Series A Preferred Stock. Upon any such exchange, Rennova will receive the equivalent of $1.00 stated value of FOXO Series A Preferred Stock for each $1.00 of the aggregate of principal and accrued and unpaid interest, liquidated damages and/or redemption proceeds (or any other amounts owing under the RCHI Note) being exchanged.

Also, pursuant to the Amendment, the Issuer expanded the size of its Board of Directors to five, and their Board elected Seamus Lagan and Trevor Langley to fill the vacancies on September 10, 2024. Mr. Lagan is the Chief Executive Officer and a director of Rennova and Mr. Langley is a director of Rennova.

Rennova will continue to review its investment in the Issuer on a continuing basis. Any actions Rennova might undertake may be made at any time and from time to time without prior notice and will depend on Rennova’s review of numerous factors, including, but not limited to, an ongoing evaluation of the Issuer’s business, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; and other future developments.

CUSIP No. 351471305
Schedule 13D

Rennova may acquire additional securities of the Issuer or retain or sell all or a portion of the securities then held. In addition, Rennova, in addition to what is provided in the Amendment, may engage in discussions with management or the Board of Directors of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer to consider or explore extraordinary corporate transactions, such as a merger, reorganization, sales or acquisitions of assets or businesses, changes to the capitalization or dividend policy of the Issuer, or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board of Directors of the Issuer.

Item 5. Interest in Securities of the Issuer

(a) – (c) As of the date of this Amendment No.1 to Schedule 13D, Rennova beneficially owns 1,023,629 shares of Class A Common Stock, representing 7.51% of the shares of Class A Common Stock outstanding (based on 13,631,554 shares of Class A Common Stock issued and outstanding on August 19, 2024 as reported on the Issuer’s Quarterly Report on Form 10-Q for the Three Months Ended June 30, 2024). Rennova has sole power to vote and the sole power to dispose of such shares. To Rennova’s knowledge, none of the Related Persons beneficially owns any Class A Common Stock. Except as described in Item 4, during the past 60 days, none of Rennova or, to Rennova’s knowledge, none of the Related Persons has effected any transaction in the Class A Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Items 3 and 4 above summarize certain provisions of the Myrtle Agreement, the RCHI Agreement, the Amendment, the RCHI Note, the Guaranty, the RCHI Pledge Agreement and the FOXO Pledge Agreement and are incorporated herein by reference. In addition, the Issuer and Rennova entered into a Registration Rights Agreement in connection with the shares of Class A Common Stock issued to Rennova in connection with the Myrtle Agreement. This agreement grants certain piggyback registration rights to Rennova for such shares. A copy of each the Myrtle Agreement, the RCHI Agreement, the Amendment, the RCHI Note, the Guaranty, the RCHI Pledge Agreement, the FOXO Pledge Agreement and the Registration Rights Agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein, none of Rennova or the Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description

1	Stock Exchange Agreement, dated as of June 10, 2024, among FOXO Technologies Inc., Myrtle Recovery Centers, Inc. and Rennova Health, Inc. (incorporated by reference to Exhibit 10.1 to Rennova’s Current Report on Form 8-K filed with the SEC on June 17, 2024).

2	Consent and Waiver, dated as of June 25, 2024, among FOXO Technologies Inc., Myrtle Recovery Centers, Inc., and Rennova Health, Inc.*

3	Stock Exchange Agreement, dated as of June 10, 2024, among FOXO Technologies Inc., Rennova Community Health, Inc. and Rennova Health, Inc. (incorporated by reference to Exhibit 10.2 to Rennova’s Current Report on Form 8-K filed with the SEC on June 17, 2024).

4	Registration Rights Agreement, dated June 14, 2024, between FOXO Technologies Inc. and Rennova Health, Inc. *

5	Amended and Restated Stock Exchange Agreement, dated as of September 10, 2024, among FOXO Technologies Inc., Rennova Community Health, Inc., and Rennova Health, Inc. (incorporated by reference to Exhibit 10.2 to Rennova’s Current Report on Form 8-K filed with the SEC on September 20, 2024).

6	Senior Secured Note, dated September 10, 2024, issued by Rennova Community Health, Inc. (incorporated by reference to Exhibit 10.3 to Rennova’s Current Report on Form 8-K filed with the SEC on September 20, 2024).

7	Guaranty Agreement, dated as of September 10, 2024, made by FOXO Technologies Inc. and Scott County Community Hospital, Inc. in favor of Rennova Health, Inc. (incorporated by reference to Exhibit 10.4 to Rennova’s Current Report on Form 8-K filed with the SEC on September 20, 2024).

8	Security and Pledge Agreement, dated as of September 10, 2024, by Rennova Community Health, Inc. and Scott County Community Hospital, Inc. in favor of Rennova Health, Inc. (incorporated by reference to Exhibit 10.5 to Rennova’s Current Report on Form 8-K filed with the SEC on September 20, 2024).

9	Security and Pledge Agreement, dated as of September 10, 2024, by FOXO Technologies Inc. in favor of Rennova Health, Inc. (incorporated by reference to Exhibit 10.6 to Rennova’s Current Report on Form 8-K filed with the SEC on September 20, 2024).

*Previously Filed.

CUSIP No. 351471305
Schedule 13D

Signatures

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

RENNOVA HEALTH, INC.

By:	/s/ Seamus Lagan
Name:	Seamus Lagan
Title:	Chief Executive Officer

September 23, 2024